UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 8)
Under the Securities Exchange Act of 1934
Wegener Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
948595104
(CUSIP Number)
Frederick W. Dreher, Esquire
John W. Kauffman, Esquire
Duane Morris LLP, 30 South 17th Street
Philadelphia, PA 19103; telephone: 215-979-1227
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	948595104

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		720,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		720,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

720,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	948595104

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		280,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		280,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	948595104

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

CUSIP No.	948595104

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 4. Purpose of the Transaction
SIGNATURE
     The following constitutes Amendment No. 8 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005, Amendment No. 2 filed on October 21, 2005, Amendment No. 3 filed on December 29, 2005, Amendment No. 4 filed on February 8, 2006, Amendment No. 5 filed on February 21, 2006, Amendment No. 6 filed on March 27, 2006 and Amendment No. 7 filed on October 4, 2006.
Item 1. Security and Issuer.
     This statement relates to shares of the common stock, $.01 par value per share (the “Shares”), of Wegener Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.
Item 4. Purpose of the Transaction.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.
     As of the Issuer’s 2009 Annual Meeting of Stockholders held on January 27, 2009, David W. Wright’s term as a director of the Issuer expired and Mr. Wright no longer serves on the board of directors of the Issuer.
     Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Depending on various factors including, without limitation, the Issuer’s financial position, quarterly operating results and investment strategy, the price level of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing or otherwise acquiring additional Shares or selling or otherwise disposing of Shares or changing their intention with respect to any and all matters referred to in this Item 4.

SIGNATURE
     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner,
HENRY INVESTMENT TRUST, L.P., by its General Partner,
CANINE PARTNERS, LLC

Date: January 27, 2009	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner,
HENRY INVESTMENT TRUST, L.P., by its General
Partner, CANINE PARTNERS, LLC

Date: January 27, 2009	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner,
CANINE PARTNERS, LLC

Date: January 27, 2009	By:	/s/ David W. Wright
David W. Wright,
President

Date: January 27, 2009	/s/ David W. Wright

David W. Wright